As filed with the Securities and Exchange Commission on March 21, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 13

TO

SCHEDULE 14D-1F

TENDER OFFER STATEMENT

PURSUANT TO RULE 14d-1(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Western Wind Energy Corp.

(Name of Subject Company)

(Translation of Subject Company’s name into English (if applicable))

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

WWE EQUITY HOLDINGS INC.

an indirect wholly-owned subsidiary of

Brookfield Renewable Energy Partners L.P.

(Bidder)

Common Shares

(Title of Class of Securities)

95988Q108

(CUSIP Number of Class of Securities (if applicable))

Jane Sheere

Brookfield Renewable Energy Partners L.P.

73 Front Street, 5th Floor, Hamilton HM 12, Bermuda

Telephone: 441-295-1443

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Mile T. Kurta

Torys LLP

1114 Avenue of the Americas

New York, NY 10036

Telephone: 212-880-6000

November 26, 2012

(Date tender offer first published, sent or given to securityholders)

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Offer to Purchase and Circular, dated November 26, 2012 and as amended by Amendment No. 1 to Schedule 14D-1F filed with the U.S. Securities and Exchange Commission on December 12, 2012 by the bidders (the “Offer to Purchase and Circular”), as well as the related Letter of Transmittal, Notice of Guaranteed Delivery, and advertisement published in The Globe and Mail on November 26, 2012.1

Notice of Variation and Extension dated January 28, 2013 (the “January 28, 2013 Notice”).2

Notice of Extension dated February 11, 2013 (the “February 11, 2013 Notice”).3

Notice of Extension dated February 21, 2013 (the “February 21, 2013 Notice”).4

Notice of Compulsory Acquisition dated March 20, 2013 (the “Notice of Compulsory Acquisition”), as well as the related Letter of Transmittal.

Item 2.	Informational Legends

See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular.

See “Notice to Shareholders in the United States” in the January 28, 2013 Notice.

See “Notice to Shareholders in the United States” in the February 11, 2013 Notice.

See “Notice to Shareholders in the United States” in the February 21, 2013 Notice.

See “Notice to Remaining Shareholders in the United States” in the Notice of Compulsory Acquisition.

[1]	Previously filed with the bidders’ Schedule 14D-1F filed on November 26, 2012, as amended by Amendment No. 1 to the Schedule 14D-1F filed on December 12, 2012.
[2]	Previously filed with Amendment No. 4 to the Schedule 14D-1F filed on January 29, 2013.
[3]	Previously filed with Amendment No. 7 to the Schedule 14D-1F filed on February 12, 2013.
[4]	Previously filed with Amendment No. 10 to the Schedule 14D-1F filed on February 22, 2013.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR INVESTMENT ADVISOR, STOCKBROKER, BANK MANAGER, TRUST COMPANY MANAGER, ACCOUNTANT, LAWYER OR OTHER PROFESSIONAL ADVISOR.

The Offer (as hereinafter defined) has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in the Circular (as hereinafter defined) or this document. Any representation to the contrary is an offence.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Remaining Shareholders (as hereinafter defined) in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

NOTICE OF COMPULSORY ACQUISITION

for all of the outstanding common shares of

WESTERN WIND ENERGY CORP.

March 20, 2013

To:	Holders of common shares of Western Wind Energy Corp. (“Western Wind”) who did not accept the offer made by WWE Equity Holdings Inc. (the “Offeror”), an indirect subsidiary of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) dated November 26, 2012.

PLEASE REFER TO THE INSTRUCTIONS ATTACHED HERETO

The Offeror made an offer (the “Offer”) pursuant to an offer and circular dated November 26, 2012 (the “Circular”), as amended by the Notice of Variation and Extension dated January 28, 2013, the Notice of Extension dated February 11, 2013 and the Notice of Extension dated February 21, 2013, to purchase all of the issued and outstanding common shares (the “Common Shares”) of Western Wind, other than any common shares of Western Wind owned, directly or indirectly, by the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable, including any Common Shares issued after November 26, 2012 but before the expiry time of the Offer upon the exercise of Options or Warrants (as such terms are defined in the Offer), at a price of $2.60 in cash per Common Share.

The Offer expired at 5:00 p.m. (Toronto time) on March 7, 2013 and was not extended. The Offeror has taken up and accepted for payment 56,617,409 Common Shares representing approximately 91.48% of the issued and outstanding Common Shares, other than any Common Shares owned, directly or indirectly, by the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable. The Offeror now owns and controls 67,941,759 Common Shares, representing approximately 92.8% of the issued and outstanding Common Shares on a fully-diluted basis.

The Offeror intends to acquire the Common Shares not tendered to the Offer (the “Remaining Shares”) from Western Wind shareholders who have not accepted the Offer (the “Remaining Shareholders”, which includes any person who subsequently acquired any Remaining Shares), pursuant to the provisions of Section 300 of the Business Corporations Act (British Columbia) (the “BCBCA”), for the same consideration and on the same terms contained in the Offer (the “Compulsory Acquisition”).

The Offeror is hereby exercising its right under the BCBCA to acquire all of the Remaining Shares and hereby gives notice pursuant to Section 300(3) of the BCBCA that:

(a)	the Offer was accepted by shareholders of Western Wind (the “Accepting Shareholders”) who, in the aggregate, held at least 90% of the Common Shares;

(b)	the Offeror has taken up and accepted for payment the Common Shares held by the Accepting Shareholders;

(c)	under the BCBCA, upon sending this notice of compulsory acquisition (this “Notice”) to a Remaining Shareholder, the Offeror is, subject to paragraph (d) below, entitled and bound to acquire all of the Remaining Shares of such Remaining Shareholder for the same consideration and on the same terms as the Common Shares that were acquired by the Offeror pursuant to the Offer; and

(d)	a Remaining Shareholder may, within two months from the date of this Notice, apply to the Supreme Court of British Columbia (the “Court”) for an order setting the price and terms of payment for such Remaining Shareholder’s Remaining Shares and any consequential orders or directions that the Court considers appropriate.

Where the Court, on application made by a Remaining Shareholder to whom this Notice was given, has not ordered otherwise, the Offeror must, no earlier than two months after the date of this Notice or, if an application to the Court by a Remaining Shareholder to whom this Notice was given is then pending, then after that application has been disposed of, send a copy of this Notice to Western Wind and pay or transfer to Western Wind the consideration payable by the Offeror for the Remaining Shares that the Offeror is entitled to acquire. On receiving such notice and consideration, Western Wind must register the Offeror as the shareholder of Western Wind with respect to all of the Remaining Shares. The consideration received by Western Wind from the Offeror will be held by Western Wind, or a trustee approved by the Court, in trust for the Remaining Shareholders.

The Offeror intends to transfer the consideration for, and become registered as the shareholder with respect to, the Remaining Shares on or about May 20, 2013. In order to prevent a delay in receiving the purchase price for your Remaining Shares, the Offeror recommends that you complete the enclosed letter of transmittal (the “Letter of Transmittal”) and return it together with the certificate(s) representing your Remaining Shares to Canadian Stock Transfer Company Inc. (the “Depositary”) at the address set forth in the instructions attached hereto, within two months of the date of this Notice. Please note that interest will not be payable, under any circumstances, on amounts representing the purchase price for any Remaining Shares. If you have already deposited all of your Common Shares under the Offer, no further action is required by you.

Remaining Shareholders are advised to consult their tax advisors to determine the particular tax consequences of the disposition of their Remaining Shares pursuant to the Compulsory Acquisition. See Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 15 of the Circular, “Certain United States Federal Income Tax Considerations”.

The Common Shares will be de-listed from the Toronto Stock Exchange on or about May 22, 2013. The de-listing of the Common Shares could give rise to adverse tax consequences under the Income Tax Act (Canada) to a Remaining Shareholder. Remaining Shareholders should consult their own tax advisors to with respect to their own particular circumstances.

Remaining Shareholders whose Remaining Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to take the necessary steps to be able to deposit such Remaining Shares under the Compulsory Acquisition.

The foregoing is only a summary of the statutory right of compulsory acquisition. The summary is not intended to be complete and is qualified in its entirety by the provisions of Section 300 of the BCBCA. Remaining Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and requires strict adherence to notice and timing provisions, failing which certain rights otherwise available to Remaining Shareholders may be lost or altered. Remaining Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

Yours very truly,

WWE EQUITY HOLDINGS INC.

Per:

(signed) Richard Legault
President and Chief Executive Officer

NOTICE TO REMAINING SHAREHOLDERS IN THE UNITED STATES

This Compulsory Acquisition relates to the securities of a foreign issuer and while it is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Western Wind is located in a foreign country, and that some or all of its officers and directors and the experts named herein or in the Circular are residents of a foreign country.

In addition, it may be difficult for shareholders in the United States to enforce their rights and any claim they may have arising under United States federal and state securities laws since the Offeror is a corporation formed under the laws of Ontario, Brookfield Renewable is a limited partnership established under the laws of Bermuda and Western Wind is incorporated under the laws of British Columbia; the majority of the officers and directors of each of the Offeror, Brookfield Renewable and Western Wind reside outside the United States; some of the experts named herein or in the Circular may reside outside the United States; and certain of the assets of the Offeror and Brookfield Renewable and the other above-mentioned persons are located outside the United States. Shareholders in the United States may not be able to sue the Offeror, Brookfield Renewable, Western Wind or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

Investors should be aware that the Offeror, Brookfield Renewable or their affiliates, directly or indirectly, may bid for or make purchases of Western Wind’s Common Shares, or of Western Wind’s related securities, as permitted by applicable laws.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 15 of the Circular, “Certain United States Federal Income Tax Considerations”.

INSTRUCTIONS TO NOTICE OF COMPULSORY ACQUISITION

Within two months of the date of this Notice, a Remaining Shareholder should:

(A)	to elect to receive consideration per Common Share of $2.60 in cash for such Remaining Shareholder’s Remaining Shares and to receive such consideration without delay, complete the enclosed Letter of Transmittal and deliver the same to the Depositary at the address specified below together with the certificate(s) representing such Remaining Shareholder’s Remaining Shares; or

(B)	apply to the Court for an order setting the price and terms of payment for such Remaining Shareholder’s Remaining Shares and any consequential orders or directions that the Court considers appropriate.

Letters of Transmittal and certificates representing Remaining Shares should be delivered to the Depositary at the following address:

Canadian Stock Transfer Company Inc.

By Registered Mail, by Hand or by Courier

320 Bay Street, Basement Level (B1)

Toronto, ON M5H 4A6

By Mail

P.O. Box 1036

Adelaide Street Postal Station

Toronto, ON M5C 2K4

North American Toll Free Phone: 1-800-387-0825

E-mail: inquiries@canstockta.com

Outside North America, Banks and Brokers Call Collect: 416-682-3860

The method used to deliver the Letter of Transmittal, any accompanying certificate(s) representing Remaining Shares and all other required documents is at the option and risk of the Remaining Shareholder depositing these documents. The Offeror recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of May 20, 2013, to permit delivery to the Depositary at or prior to 5:00 p.m. (Toronto time) on May 20, 2013. Delivery will only be effective upon actual receipt by the Depositary.

If you complete and deliver a properly completed and executed Letter of Transmittal to the Depositary with the certificate(s) representing Remaining Shares at or prior to 5:00 p.m. (Toronto time) on May 20, 2013, the cheque representing the payment to which you are entitled will be sent to you by first class mail (or held for pick-up, if you include this instruction in the Letter of Transmittal) promptly after May 20, 2013. After May 20, 2013, Western Wind intends to communicate further with any former holders of Remaining Shares who did not deliver a Letter of Transmittal and the certificate(s) representing the Remaining Shares to make arrangements for payment.

If a certificate has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at the address provided above. The Depositary will provide replacement instructions. If your certificate has been lost or destroyed, you may be required to provide proof that the certificate was lost or destroyed, an indemnity or any other reasonable document or action at the request of Western Wind.

After the Offeror has been registered as the holder of the Remaining Shares, Western Wind, or a trustee approved by the Court, must hold in trust the consideration received from the Offeror for the benefit of the former holders of the Remaining Shares. A former holder must provide to Western Wind the certificate(s) issued in respect of the Remaining Shares formerly held, or such other evidence as to entitlement as Western Wind may require, in order to receive the consideration to which the former holder is entitled.

Interest will not be payable, under any circumstances, on any amounts representing the purchase price for Remaining Shares.

Questions or requests for assistance may be directed to the Depositary, whose contact details are provided above.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN CONNECTION WITH THE COMPULSORY ACQUISITION BY WWE EQUITY HOLDINGS INC. TO PURCHASE ALL OUTSTANDING COMMON SHARES OF WESTERN WIND ENERGY CORP.

LETTER OF TRANSMITTAL

For Deposit of Common Shares of

WESTERN WIND ENERGY CORP.

Pursuant to the Notice of Compulsory Acquisition dated March 20, 2013 made by

WWE EQUITY HOLDINGS INC.

an indirect subsidiary of

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

USE THIS LETTER OF TRANSMITTAL TO DEPOSIT COMMON SHARE CERTIFICATE(S)

SHAREHOLDERS WHO DEPOSIT COMMON SHARES THROUGH A BOOK-ENTRY TRANSFER WILL BE DEEMED TO HAVE COMPLETED AND SUBMITTED A LETTER OF TRANSMITTAL AND BE BOUND BY THE TERMS HEREOF.

WWE Equity Holdings Inc. (the “Offeror”) made an offer (the “Offer”) pursuant to an offer and circular dated November 26, 2012 (the “Circular”), as amended by the Notice of Variation and Extension dated January 28, 2013, the Notice of Extension dated February 11, 2013 and the Notice of Extension dated February 21, 2013, to purchase all of the issued and outstanding Common Shares (the “Common Shares”) of Western Wind Energy Corp. (“Western Wind”), other than any Common Shares owned, directly or indirectly, by the Offeror, Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) or any subsidiary of Brookfield Renewable, which included Common Shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of Options or Warrants (as such terms are defined in the Offer), at a price of $2.60 in cash per Common Share. The Offer expired at 5:00 p.m. (Toronto time) on March 7, 2013 and was not extended.

Pursuant to a notice of compulsory acquisition (the “Notice of Compulsory Acquisition”) dated March 20, 2013, the Offeror exercised its right under section 300 of the Business Corporations Act (British Columbia) (the “BCBCA”) to acquire all of the Common Shares that the Offeror did not acquire under the Offer (the “Compulsory Acquisition”). Pursuant to the BCBCA, the Offeror is entitled and bound to acquire every Common Share that it did not acquire under the Offer for the same consideration and on the same terms as the Common Shares that were acquired under the Offer, unless the Supreme Court of British Columbia (“Court”) orders otherwise.

This Letter of Transmittal or a facsimile hereof, properly completed and executed, together with all other required documents, is to be used to deposit Common Shares under the Compulsory Acquisition and must be received by Canadian Stock Transfer Company Inc. (the “Depositary”) at or prior to 5:00 p.m. (Toronto time) on May 20, 2013 at its office in Toronto, Ontario, Canada listed below.

Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Circular have the meanings given to them in the Circular. All dollar references in this Letter of Transmittal refer to Canadian dollars, except where otherwise indicated.

The Depositary (the address and telephone number of which are on the back page of this Letter of Transmittal) or your broker or other financial advisor can assist you with any questions you may have about the Compulsory Acquisition and with completing this Letter of Transmittal. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to take the necessary steps to be able to deposit such Common Shares.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER AS DEFINED IN BLOCK D, BELOW, YOU MUST ALSO COMPLETE IRS FORM W-9 OR IRS FORM W-8, WHICHEVER IS APPLICABLE (SEE INSTRUCTION 6 OF THIS LETTER OF TRANSMITTAL “IMPORTANT TAX INFORMATION FOR U.S. SHAREHOLDERS”).

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	WWE EQUITY HOLDINGS INC.

AND TO:	CANADIAN STOCK TRANSFER COMPANY INC., as Depositary

The undersigned hereby irrevocably delivers to you the Deposited Common Shares and irrevocably submits these Deposited Common Shares to the Compulsory Acquisition. The term “Deposited Common Shares” refers to the Common Shares identified below as being submitted to the Compulsory Acquisition and all other rights and benefits arising from such Common Shares including, without limitation, any and all Distributions, and the term “Distributions” refers to any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of such Common Shares or any of them on and after the date of the Compulsory Acquisition, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests.

DESCRIPTION OF COMMON SHARES DEPOSITED

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

Certificate Number(s) (if available)	Name(s) in which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of Common Shares Represented by Certificate(s)	Number of Common Shares Deposited

TOTAL

The undersigned hereby acknowledges receipt of the Notice of Compulsory Acquisition and acknowledges that there will be a binding agreement between the undersigned and the Offeror, subject to any Court order directing otherwise, effective immediately following the time at which the Offeror takes up the Common Shares covered by this Letter of Transmittal in accordance with the terms and subject to the conditions of the Compulsory Acquisition.

The	undersigned represents and warrants that:

(a)	the undersigned has received the Notice of Compulsory Acquisition;

(b)	the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and all rights and benefits arising from such Deposited Common Shares, including, without limitation, any Distributions, to the Offeror;

(c)	the undersigned owns the Deposited Common Shares and any Distributions deposited under the Compulsory Acquisition;

(d)	the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares or Distributions, to any other person;

(e)	the deposit of the Deposited Common Shares and Distributions complies with applicable Laws; and

(f)	when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror pursuant to the Compulsory Acquisition, the Offeror will acquire good title thereto (and to any Distributions), free and clear of all security interests, liens, restrictions, charges, encumbrances, claims and rights of others.

The Depositary will act as the agent of persons who have deposited Common Shares under the Compulsory Acquisition for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Compulsory Acquisition.

All cash amounts payable under the Offer will be paid in Canadian dollars.

Settlement with each Shareholder who has deposited Common Shares under the Compulsory Acquisition will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer, as set out in this Letter of Transmittal) payable in Canadian funds in the amount to which the person depositing Common Shares is entitled. Unless otherwise directed by this Letter of Transmittal, the cheque or certificates will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque or certificates for pick-up by checking the appropriate box in this Letter of Transmittal, the cheque or certificates will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the cheque or certificates will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Western Wind. Cheques or certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

The undersigned further understands and acknowledges that under no circumstance will interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Compulsory Acquisition. No cheques will be forwarded or issued prior to May 20, 2013.

Pursuant to rules of the Canadian Payments Association, a $25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of $25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of $25 million, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Compulsory Acquisition.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer and under the Compulsory Acquisition as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A PAYMENT INSTRUCTIONS ISSUE CHEQUE IN THE NAME OF: (please print or type)	BLOCK B DELIVERY INSTRUCTIONS SEND CHEQUE (UNLESS BLOCK C BELOW IS CHECKED) TO: (please print or type) ☐ Same address in BLOCK A or to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (or Zip) Code)	(Country and Postal (or Zip) Code)

(Telephone – Business Hours)	(Telephone – Business Hours)

(Social Insurance, Social Security Number or Tax Identification Number)	(Social Insurance, Social Security Number or Tax Identification Number)

BLOCK C

SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER TRANSMITTAL IS DEPOSITED (please check here if applicable)

BLOCK D

STATUS AS U.S. SHAREHOLDERS

TO BE COMPLETED BY HOLDERS BY CHECKING / SELECTING ONE BOX BELOW

(See Instruction 6)

A “U.S. Shareholder” is any Shareholder that is either (A) providing an address in Block B which is located within the United States or any territory or possession thereof or (B) a United States person (as defined in Instruction 6 of this Letter of Transmittal “Important Tax Information for U.S. Shareholders”) for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐	The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐	The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST DULY COMPLETE AND TIMELY RETURN TO THE DEPOSITARY IRS FORM W-9 (WHICH IS ATTACHED TO THE BACK OF THIS LETTER OF TRANSMITTAL) OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 6 OF THIS LETTER OF TRANSMITTAL “IMPORTANT TAX INFORMATION FOR U.S. SHAREHOLDERS”.

SHAREHOLDER SIGNATURE

By signing below, the undersigned expressly agrees to the terms and conditions set forth above. This Letter of Transmittal must be signed below by the registered Shareholder(s) exactly as name(s) appear(s) on the certificates representing the Deposited Common Shares, or on a security position listing or by person(s) authorized to become registrant holder(s) by certificates and documents transmitted herewith, or, pursuant to Instruction 4, by a fiduciary or authorized representative.

Signature guaranteed by (if required under Instruction 4):

Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 2, 3 and 4 to this Letter of Transmittal)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Telephone Number (business hours) of Shareholder or Authorized Representative

Social Insurance or Social Security Number or Tax Identification Number of Shareholder

E-mail Address

Additional Signatures for Joint Shareholders (if required):

Dated:

Signature of Shareholder or Authorized Representative (see Instructions 2, 3 and 4 to this Letter of Transmittal)

Name of Shareholder or Authorized Representative (please print or type)

Telephone Number (business hours) of Shareholder or Authorized Representative

Social Insurance or Social Security Number or Tax Identification Number of Shareholder

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	This Letter of Transmittal (or a facsimile hereof), properly completed and executed, with the signature(s) guaranteed if required by Instruction 2 below, together with accompanying certificate(s) representing the Deposited Common Shares (or, alternatively, Book-Entry Confirmation with respect thereto) and all other documents required by the terms of the Notice of Compulsory Acquisition and this Letter of Transmittal must be physically received by the Depositary at its office specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on May 20, 2013.

(b)	The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Common Shares (or any Book-Entry Confirmation, as applicable), and all other required documents is at the option and risk of the Shareholder depositing these documents. The Offeror recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of May 20, 2013 to permit delivery to the Depositary at or prior to 5:00 p.m. (Toronto time) on May 20, 2013. Delivery will only be effective upon physical receipt by the Depositary.

(c)	Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares under the Compulsory Acquisition.

2.	Signatures

(a)	This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such Shareholder’s duly authorized representative (in accordance with Instruction 4).

(b)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(c)	Notwithstanding Instruction 2(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the cheque(s) is (are) to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Common Shares in respect of which the Compulsory Acquisition is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Western Wind:

(i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

(ii)	the signature(s) on such endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s); and

(iii)	such signature(s) must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

3.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder(s) of the Common Share certificate(s) deposited herewith or in the circumstances set out in Instruction 2(b), such signatures must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such person’s authority to act. Either of the Offeror or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

If any cheque(s) are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, entitled “Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such holder as it appears on the securities register maintained by or on behalf of Western Wind. Any cheque(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.	Important Tax Information for U.S. Shareholders

To ensure compliance with Internal Revenue Service (“IRS”) Circular 230, Shareholders are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Letter of Transmittal or any document referred to herein is not intended or written to be used, and cannot be used, by Shareholders for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code of 1986, as amended; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) Shareholders should seek advice based on their particular circumstances from their own tax advisor.

U.S. federal income tax law requires a U.S. Shareholder (as defined above in Block D) who receives cash payments pursuant to the sale of Common Shares to the Offeror pursuant to the Compulsory Acquisition to provide the Depositary with his, her or its correct Taxpayer Identification Number (“TIN”), which, in the case of a U.S. Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, as the case may be, such U.S. Shareholder may be subject to penalties imposed by the IRS and backup withholding.

In general, to prevent backup withholding, each U.S. Shareholder that is a U.S. person (as defined below) must provide the Depositary with his, her or its correct TIN by completing the enclosed IRS Form W-9 in accordance with the instructions attached thereto (the “W-9 Guidelines”), which requires such U.S. Shareholder to certify under penalty of perjury: (a) that the TIN provided is correct (or that such U.S. Shareholder is awaiting a TIN); (b) that (i) the U.S. Shareholder is exempt from backup withholding; (ii) the U.S. Shareholder has not been notified by the IRS that it is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the U.S. Shareholder that it is no longer subject to backup withholding; and (c) that the U.S. Shareholder is a U.S. person (as defined below).

For U.S. federal tax purposes, a “U.S. person” generally is: (a) an individual who is a citizen or resident of the United States; (b) a partnership, corporation, company or association created or organized in the United States, or under the law of the United States or of any state thereof; (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Generally, certain exempt holders are not subject to backup withholding. To prevent possible erroneous backup withholding, an exempt holder must enter his, her or its correct TIN in Part I of the enclosed IRS Form W-9, check the box “Exempt payee” in Part 1 of such IRS Form W-9, and sign and date the form. For more details, see the W-9 Guidelines.

If a U.S. Shareholder does not have a TIN, such U.S. Shareholder should: (a) consult the W-9 Guidelines for instructions as to how to apply for a TIN; (b) write “Applied For” in the space for the TIN in Part I of the enclosed IRS Form W-9; and (c) sign and date the enclosed IRS Form W-9. The Depositary may withhold on all payments made prior to the time a properly certified TIN is provided to it. A U.S. Shareholder who writes “Applied For” in Part I of the enclosed IRS Form W-9 should furnish the Depositary with such U.S. Shareholder’s TIN as soon as it is received. In such case, the Depositary will withhold on any payment made to such U.S. Shareholder prior to the time a properly certified TIN is provided to the Depositary.

If the enclosed IRS Form W-9 is not applicable to a U.S. Shareholder because such U.S. Shareholder is not a U.S. person for United States federal tax purposes, such U.S. Shareholder will instead need to submit an appropriate and properly completed IRS Form W-8, signed under penalty of perjury, to avoid backup withholding. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other applicable form) may be obtained from the Depositary. Such forms are also available on the IRS website at www.irs.gov.

Backup withholding is not an additional U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be allowed as a refund or credit against such U.S. Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE AND TIMELY SUBMIT THE ENCLOSED IRS FORM W-9 OR, WHERE APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING ON ANY CASH PAYMENT MADE TO SUCH U.S. SHAREHOLDER PURSUANT TO THE COMPULSORY ACQUISITION AND MAY BE SUBJECT TO PENALTIES.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO (A) THE APPLICABILITY OF THE BACKUP WITHHOLDING AND INFORMATION REPORTING REQUIREMENTS TO THEM AND (B) THE PROPER COMPLETION OF THE ENCLOSED IRS FORM W-9 OR THE APPROPRIATE IRS FORM W-8.

7.	Currency of Payment

All cash amounts payable under the Compulsory Acquisition will be paid in Canadian dollars.

8.	Miscellaneous

(a)	If the space on page 3 of this Letter of Transmittal is insufficient to list all certificates for Common Shares, additional certificate numbers and number of Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Common Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted and no fractional Common Shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal, waive any right to receive any notice of the acceptance of Deposited Common Shares for payment, except as required by applicable Laws.

(d)	The Compulsory Acquisition shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to any agreement resulting from the Compulsory Acquisition unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia and all courts competent to hear appeals therefrom.

(e)	Before completing this Letter of Transmittal, you are urged to read the accompanying Notice of Compulsory Acquisition.

(f)	All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited pursuant to the Compulsory Acquisition will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, Brookfield Renewable, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Compulsory Acquisition, this Letter of Transmittal and any other related documents will be final and binding.

(g)	Additional copies of the Notice of Compulsory Acquisition and this Letter of Transmittal may be obtained without charge on request from the Depositary at the address specified in this Letter of Transmittal. Copies of this Letter of Transmittal and related materials may also be accessed at www.sedar.com

9.	Lost Certificates

If a certificate representing Common Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and providing your telephone number, to the Depositary at its office specified in this Letter of Transmittal. The Depositary will forward such letter to Western Wind’s registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Common Shares has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of 5:00 p.m. (Toronto time) on May 20, 2013 in order to obtain a replacement certificate in sufficient time to permit the Common Shares represented by the replacement certificate to be deposited under the Compulsory Acquisition at or prior to 5:00 p.m. (Toronto time) on May 20, 2013

10.	Assistance

Questions or requests for assistance related to the Compulsory Acquisition, completing this Letter of Transmittal and depositing the Common Shares with the Depositary may be directed to the Depositary. Contact details for the Depositary are provided at the end of this document. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Compulsory Acquisition.

THE DEPOSITARY FOR THE OFFER IS:

Canadian Stock Transfer Company Inc.

By Registered Mail, by Hand or by Courier

320 Bay Street, Basement Level (B1)

Toronto, ON M5H 4A6

By Mail

P.O. Box 1036

Adelaide Street Postal Station

Toronto, ON M5C 2K4

North American Toll Free Phone: 1-800-387-0825

E-mail: inquiries@canstockta.com

Outside North America, Banks and Brokers Call Collect: 416-682-3860

Any questions or requests for assistance or additional copies of this document and related Offer documents may be directed by Shareholders to the Depositary at the telephone number and location set out above. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their Common Shares.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as exhibits to this Schedule:

Exhibit No.	Description

1	Press release dated November 23, 2012[5]

2	Press release dated January 9, 2013[6]

3	Press release dated January 24, 2013[7]

4	Press release dated January 28, 2013[8]

99.1	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[9]

99.2	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[9]

99.3	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[9]

99.4	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[9]

99.5	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[9]

99.6	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[9]

99.7	Press release dated February 8, 2013[10]

99.8	Press release dated February 11, 2013[11]

99.9	Press release dated February 13, 2013[12]

99.10	Press release dated February 15, 2013[13]

99.11	Press release dated February 21, 2013[14]

99.12	Press release dated March 1, 2013[15]

99.13	Press release dated March 4, 2013[15]

99.14	Press release dated March 7, 2013[16]

[5]	Previously filed with the bidders’ Schedule 14D-1F filed on November 26, 2012.
[6]	Previously filed with Amendment No. 2 to the Schedule 14D-1F filed on January 10, 2013.
[7]	Previously filed with Amendment No. 3 to the Schedule 14D-1F filed on January 25, 2013.
[8]	Previously filed with Amendment No. 4 to the Schedule 14D-1F filed on January 29, 2013.
[9]	Previously filed with Amendment No. 5 to the Schedule 14D-1F filed on February 7, 2013.
[10]	Previously filed with Amendment No. 6 to the Schedule 14D-1F filed on February 11, 2013.
[11]	Previously filed with Amendment No. 7 to the Schedule 14D-1F filed on February 12, 2013.
[12]	Previously filed with Amendment No. 8 to the Schedule 14D-1F filed on February 15, 2013.
[13]	Previously filed with Amendment No. 9 to the Schedule 14D-1F filed on February 19, 2013.
[14]	Previously filed with Amendment No. 10 to the Schedule 14D-1F filed on February 22, 2013.
[15]	Previously filed with Amendment No. 11 to the Schedule 14D-1F filed on March 5, 2013.
[16]	Previously filed with Amendment No. 12 to the Schedule 14D-1F filed on March 8, 2013.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

(a) The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.17

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

[17]	Previously filed contemporaneously with the bidders’ Schedule 14D-1F filed on November 26, 2012.

PART IV — SIGNATURES

By signing this Schedule, Brookfield Renewable Energy Partners L.P. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2013	BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

By signing this Schedule, WWE Equity Holdings Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2013	WWE EQUITY HOLDINGS INC.

	By:	/s/ Patricia Bood
Name: Patricia Bood
Title: Secretary, Senior Vice President Legal Services and General Counsel